INVEST IN **COFFEE SHIFT, INC**

Using blockchain technology to boost transparency, Coffee Shift is changing how we savor coffee


COFFEE
COFFEE SHIFT INC.

coffeeshift.com Boulder Creek CA

Food | Main Street | Retail | Technology | Blockchains

LEAD INVESTOR

Benjamin PAGLIUSO Product Development Manager

My optimism of the company mission, to empower the local growers through a better share of benefits, drives me to the great product and people behind Coffee Shift .I commend the track record of the management team, I have personally known them for years and witnessed their continued passion and previous business success; further, their extensive blockchain experience lends to this opportunity in exciting ways.I also love coffee!

Invested $15,000 this round & $15,000 previously

Learn about Lead Investors

OVERVIEW UPDATES 1 WHAT PEOPLE SAY 10 ASK A QUESTION

Highlights

1. Sustainable production & sourcing + marketing & distribution of direct-trade specialty coffee from Colombian farmers.
2. 34% YoY growth for 2020 from our e-commerce revenue, not including external business deals.
3. Coffee is a $13.6B market opportunity, in the US alone.
4. Founded by Former US Army Intelligence Officer, who is a Silicon Valley Vet, FinTech Expert & Blockchain architect.
5. International payment remittance using blockchain cryptocurrency technology.
6. Full traceability of data in food supply chain with blockchain technology: data-driven smart farming.
7. Via our eCommerce we offer all the diversity of flavors of the coffees produced in Colombia.

Our Team



Tyler Pinckard Founder, CEO

Silicon Valley Vet working in trenches through companies of all sizes all stages (seed start-up - series A to late stage through IPO). Former US Army Intelligence Officer & Blockchain Architect. Grew up on horse farm in AZ.

> Because I love coffee, I have my whole life. Visiting coffee farms in Colombia, I was shocked to learn how little the farmers receive for the coffee they grow, compared to what we as consumers pay for it here in the US. Now we are friends and partners with them.



Carolina Castilla Director Of Business Operations

Colombian successfully grew a software company from concept launch, managed projects for Apple and Microsoft, Tech and FairTrade passionate.



Mauricio Walker Roasting / Logistics

Mauricio is the mind behind the research, logistics, and the designing of strategies on how to improve the quality of living of the farmers and let the world know how the environment and the ecosystem are so essential for growing coffee.



Juan Carlos Escobar Recollection / Quality Control

5th generation La Paz Farm owner. They have been there 82 years, the land is heritage from 1858. La Paz has in place the washing and drying process of coffee, and let's small farmers use his technology.



Paola Jurado Chief Marketing Officer

E-Commerce professional surfing multiple industries such as travel, consumer goods, tech, and retail. A true believer in the power of people and the cohesion of teams.

Via a blockchain system that connects 300+ Colombian coffee growers directly to coffee lovers, our mission is to shift the balance of power from corporations back to the growers

Coffee Shift is co-owned by the participating growers and was created to share greater benefit with the very farmers who produce our coffee.

We bring direct-to-consumer the world's best coffee through e-commerce, and now with your help, we want to implement blockchain technology, so that transactions taken place are transparent and the international payment system for growers be more efficient. This technology also removes the need for middlemen in many processes, which is what is making the farmers lose tons of money and live in poverty.

By means of these implementations and fair pricing, we strive to empower, nourish, and advance the people who grow the delicious coffee beans we all love.


Coffee farmers economics
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om the germination of that granite to the cup of coffee.

How it started

In 2017 I visited a coffee farm in Colombia for the first time, where I met Juan Carlos, a 5th generation coffee farmer who showed me around his farm and how the different coffee processes worked (growth: plant to fruit to bean, and the supporting processes to prep coffee for shipment as green bean). I drank their coffee, and it was some of the finest that I'd ever had.

When he told me how much he was receiving for the beans, shipped on the wholesale government market, I knew there was an opportunity to bring this excellent coffee to California, the US, and the rest of the world.

I invited Juan Carlos and his partner Mauricio –who manages an **export collective of 300 small family owned farms in central Colombia**– to Cupertino, California. We decided to incorporate and started working right away.





Mauricio, Tyler & Juan Carlos

How it works

We import directly from the farmers to be able to share a greater portion of revenue with them, cutting out the middlemen that typically stand between you and the farmers that grow these beans and we established a direct-to-consumer coffee brand: Coffee Shift, Inc.

We have in place a logistic train that brings this sustainably-grown coffee direct-to-consumers on our e-commerce site. To this date, we have 50+ active subscribers, have shipped 1000+ orders and launched a second edition of our coffee.


COFFEE SHIFT INC.
PAY DIRECTLY TO THE FARMER
GROWING AND RECOLECTION
WASHING AND DRYING
ROASTING
PACKAGING
ONLINE PURCHASE
CUSTOMER ENJOYMENT!
NO MIDDLE MAN
WWW.COFFEESHIFT.COM


COFFEE SHIFT INC.

Coffee Shift's Connoisseur Kit


COFFEE SHIFT INC.
STARTuP EDITION
Eccentric Billionaire
Angel Investor
GiRLBoSS
VisionaRy

Fuel for your Daily Disruption

Coffee Shift's Startup Edition Coffee



2018
Inception
Farmers briefed us on their wants and needs.
Project timelines were being set as well as the Incorporation.
COFFEE SHIFT INC.
Research
As part of the research and marketing strategy we went to the Colombian Coffee Zone and filmed a documentary with testimonials from the growers.
Production
After we gathered all the facts, we shipped the first order and launched our E-commerce www.coffeeshift.com
2019
Moving Forward
Launch of our documentary & digital marketing campaign.
Growth
Our client base continued growing and we incorporated a new badge of tasting notes.
Started payments system architecture.
New Products
Launch of a new product collection: Start Up Edition.
2020
Fundraiser
Towards the end of 2020 we started our Wefunder profile and a PR campaign. Both to be extended throughout 2021.
Next steps
We have plans to implement a tip system reward for the farmer as well as blockchain structure.
2021

Next Steps

Assisted by Wefunder investment, over the next six months we intend to:

1. Supercharge current online marketing via Facebook/Instagram, Google Ads and Amazon.

2. Commence pilot roasting and packaging operation in California.

3. International payment remittance, prototype can be demonstrated on either BTC or ETH in short order (separate wallets, with private key storage or self-management for participating farmers). Financial services would be built, using demonstrated technology providers.
We are building this to serve the farmers.

4. We are planning on launching more editions of the coffee targeting different types of customers like Tech Lovers or Firefighter support, as we are coffee donors for the California Fire Fighters.

We are not interested in participating in any sort of ICO.

We want to build real products that solve real problems.

We have funded 70% of this project to this point out of pocket. The only other outside investor at this time is on a similarly structured SAFE investment and will be taking part of this round as well.

Additionals

Recently featured in the March edition of Content Magazine and a several podcasts about Blockchain and Coffee:



Bilingual Podcast Blockchain and Coffee with Alejandro Ma...
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COFFEE SHIFT INC.
STARTUP
PRESENTS
BLOCKCHAIN AND COFFEE
With Alejandro Marín And Tyler Pinckard
Watch on YouTube
WWW.COFFEESHIFT.COM

https://spot-lyte-on.simplecast.com/episodes/tyler-pinckard

We were in charge of distribution in the 5th version of "Colombia Land of Diversity" for the biggest buyers in the US: 1610 coffee growers from 12 different departments in Colombia participated with their best coffee lots of the harvest May-August 2020. After having different cupping rounds in Colombia, and with the support of recognized international judges, the selection of the best 32 lots auctioned in October 2020.



Downloads

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